Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 15, 2016

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Trust”)
•	Post-Effective Registration Statement filed October 7, 2016

to:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

from:	Ed Bartz, Securities Exchange Commission (“SEC”)

cc:	Jim Huntzinger, Brian Henderson, Bill King

The following comments were provided by Ed Bartz (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on November 22, 2016. Please see the Funds’ responses to the comments and let us know if you have any further questions.

Comment #1: General Comment – All Series. Please provide a completed “Fees and Expenses” table and “Example” at least 2 days prior to filing 485B.

Fund Response: Complete “Fees and Expenses” tables and “Examples” are provided for each of the Fund Series in the attached Exhibit A. The 485B will not be filed prior to December 19, 2016.

Comment #2: General Comment – All Series. For each Series that includes a fee waiver, include a copy of the contract in the 485B filing. Please ensure that all such agreements extend for at least one year from the effective date of the Registration Statement.

Fund Response: A copy of each contract that provides for fee waivers shall be filed in Part C of the Funds 485B. All such contracts extend through 12/31/2017.

Comment #3: Statutory Prospectus – Limited Duration Fund – Principal Investment Strategy, pg. 8. The Principal Investment Strategy states:

“the Fund invests primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or by the U.S. government, its agencies or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations that are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.” (emphasis added)

Does the Fund invest in other debt instruments? If so, describe the ratings of other debt instruments. If “junk bond,” include that description and add a risk factor.

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories or, if unrated, of comparable quality, at the time of purchase. Use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. In order to clarify, the disclosure has been revised to read as follows:

“the Fund invests primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or by the U.S. government, its agencies or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations. Such debt obligations are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.”

Comment #4: Statutory Prospectus – Limited Duration Fund – Principal Investment Risks, pg. 8. Add an example of portfolio risk associated with a portfolio with a duration of 3.5 years to “Interest Rate Risk.”

Fund Response: The following example has been added to the Risk:

“For a portfolio with a duration of 3.5 years, each 1% rise in interest rates would reduce the market value of the portfolio by an estimated 3.5%.”

Comment #5: Statutory Prospectus – Moderate Duration Fund – Principal Investment Strategy, pg. 12. The Principal Investment Strategy states:

“the Fund invests, under normal market conditions, primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or the U.S. government, its agencies, or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations that are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.” (emphasis added)

Does the Fund invest in other debt instruments? If so, describe the ratings of other debt instruments. If “junk bond,” include that description and add a risk factor.

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories or, if unrated, of comparable quality, at the time of purchase. Use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. In order to clarify, the disclosure has been revised to read as follows:

“the Fund invests primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or by the U.S. government, its agencies or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations. Such debt obligations are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.”

Comment #6: Statutory Prospectus – Moderate Duration Fund – Principal Investment Risks, pg. 12. Add an example of portfolio risk associated with a portfolio with a duration of 5 years to “Interest Rate Risk.”

Fund Response: The following example has been added to the Risk:

“For a portfolio with a duration of 5 years, each 1% rise in interest rates would reduce the market value of the portfolio by an estimated 5%.”

Comment #7: Statutory Prospectus – Bond Fund – Principal Investment Strategy, pg. 16. The Principal Investment Strategy states:

“the Fund invests, under normal market conditions, primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or the U.S. government, its agencies, or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations that are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.” (emphasis added)

Does the Fund invest in other debt instruments? If so, describe the ratings of other debt instruments. If “junk bond,” include that description and add a risk factor.

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories or, if unrated, of comparable quality, at the time of purchase. Use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. In order to clarify, the disclosure has been revised to read as follows:

“the Fund invests primarily in debt obligations such as bonds, notes and debentures, and bills issued by U.S. corporations or by the U.S. government, its agencies or instrumentalities, municipal securities, mortgage-related securities, asset-backed securities and collateralized mortgage obligations. Such debt obligations are rated within the three highest ratings categories assigned by a nationally recognized statistical ratings organization or, if not rated, found by the Adviser under guidelines approved by the Trust’s Board of Trustees to be of comparable quality.”

Comment #8: Statutory Prospectus – Active Core Fund, pg. 23. Disclose significance of the use of the term “Core” in the name of the Fund – what does/should that mean to investors?

Fund Response: The Fund added the following language to its Principal Investment Strategy to address the significance and meaning of its use of the term “Core”:

“The broadly diversified portfolio of equity and fixed income securities of varying yields and durations is structured to offer a core foundation of investments.”

Comment #9: Statutory Prospectus – Active Core Fund – Principal Investment Risks – Credit Risk, pg. 24. This risk mentions a counterparty. Need to disclose in Principal Investment Strategy counterparty involvement (what investments are subject to risk related to the counterparty?).

Fund Response: Because Credit Risk applies to both the bond and equity funds in the Registration Statement, the definition was written to apply in either context. With respect to this particular bond fund, only the issuer risk applies so the Principal Investment Strategy does not require revision. For clarification, the defined term has been revised to read as follows:

“Credit risk is the possibility that the issuer of a debt instrument or a counterparty to an agreement fails to fulfill its obligations, reducing the Fund’s return. This includes failure by a bond issuer to repay interest and principal.”

Comment #10: Statutory Prospectus – Active Core Fund – Principal Investment Risks – Emerging Markets Risk, pg. 24. Need to disclose in Principal Investment Strategy the strategy that triggers this risk.

Fund Response: The strategy that leads to the risk is already found in the 4th paragraph of the Principal Investment Strategy. The Fund added language to make that connection clearer.

Comment #11: Statutory Prospectus – Active Core Fund – Principal Investment Risks – Foreign Investment Risk, pg. 24. Need to disclose in Principal Investment Strategy the strategy that triggers this risk.

Fund Response: The strategy that leads to the risk is already found in the 4th paragraph of the Principal Investment Strategy. The Fund added language to make that connection clearer.

Comment #12: Statutory Prospectus – Active Core Fund – Principal Investment Risks – Interest Rate Risk, pg. 24. The example is an example of duration, not maturity. Either remove or provide an interest rate risk example.

Fund Response: The Fund removed the example.

Comment #13: Statutory Prospectus – Mid Cap Core Equity Fund – Example, pg. 27. Only show 1 and 3 Year in Example [Form N1-A Instructions].

Fund Response: The Fund has deleted the 5 and 10 Year columns from the Example.

Comment #14: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy, pg. 28. The Fund identified the Russell Mid Cap Index in its strategy. Explain why management of the Fund considers this range to be mid-cap.

Fund Response: Management of the Fund recognizes the range in the selected index, like other indices, varies. The term is open to a wide range of interpretations in the industry. However, the Russell Mid Cap Index represents a standard, independent third-party definition that Management believes is within the expectation of investors and something that can be consistently evaluated among the Fund and its peers.

Comment #15: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy, pg. 28. The Principal Investment Strategy includes reference to ADRs. Are any of the ADRs emerging market ADRs? If so, add a description in the Principal Investment Strategy and a Principal Investment Risk.

Fund Response: The Fund does not invest in emerging market ADRs.

Comment #16: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy, pg. 28. Please provide a maturity policy with respect to corporate bonds.

Fund Response: The Fund added the following corporate bond maturity policy:

“The Fund seeks to maintain a dollar-weighted average portfolio maturity of three to twelve years for the debt portion of its portfolio.”

Comment #17: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Risks, pg. 28. The following Principal Investment Risks should be added: Foreign Investment Risk, Emerging Markets Risk (depending on response to Comment #15), Preferred Stock Risk and Interest Rate Risk.

Fund Response: The Fund has added Foreign Investment Risk, Preferred Stock Risk and Interest Rate Risk. As noted above, the Fund does not invest in emerging market ADRs so it did not add that risk.

Comment #18: Statutory Prospectus – Multi Cap Equity Income Fund – Principal Investment Strategy, pg. 31 The Principal Investment Strategy includes reference to ADRs. Are any of the ADRs emerging market or foreign ADRs? If so, add a description in the Principal Investment Strategy and a Principal Investment Risk.

Fund Response: The Fund does not invest in emerging market or foreign ADRs.

Comment #19: Statutory Prospectus – Multi Cap Equity Income Fund – Principal Investment Risks, pg. 31. Portfolio Turnover Risk is shown. Add a description of turnover to Principal Investment Strategy section.

Fund Response: The Fund has added language to more clearly indicate that the Fund may trade frequently to its Principal Investment Strategy.

Comment #20: Statutory Prospectus – Opportunistic Fund – Principal Investment Strategy, pg. 35. The second paragraph indicates that the Fund will invest in short positions. Please confirm that an estimate of dividend and interest expense associated with short sales is included in the fee table.

Fund Response: The Fund can confirm that the fee table includes estimates of dividend and interest expense associated with short sales, as required.

Comment #21: Statutory Prospectus – Opportunistic Fund – Principal Investment Strategy, pg. 35. The second paragraph indicates that the Fund may invest in “pooled investment vehicles.” Does the Fund invest in any hedge funds or private equity funds? If so, please explain how much is in each such type of vehicle as a percentage of the fund.

Fund Response: The Fund does not invest in any hedge funds or private equity funds.

Comment #22: Statutory Prospectus – World Energy Fund – Principal Investment Strategy, pg. 39. Please specify, pursuant to Rule 35(d)(1) that the 80% Rule relates to net assets plus borrowings for investment purposes or specify just “assets.”

Fund Response: The Cavanal Hill Funds would not ordinarily have borrowing for investment purposes. As a result, rather than regularly include a reference to borrowings that likely will not apply in the Prospectus, it is specified in the “Non-Fundamental Policies section of Investment Restrictions in the Statement of Additional Information that when “net assets” is used in the 80% investment requirements, it will be based on net assets plus any borrowings for investment purposes.

Comment #23: Statutory Prospectus – World Energy Fund – Principal Investment Strategy, pg. 39. The fourth paragraph indicates that the Fund will invest in short positions. Please confirm that an estimate of dividend and interest expense associated with short sales is included in the fee table.

Fund Response: The Fund can confirm that the fee table includes estimates of dividend and interest expense associated with short sales, as required.

If you have any questions or additional comments, please call me at the number set forth above.

     /s/ Amy Newsome

Exhibit A

U.S. Treasury Fund

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

**Shareholder Fees** (fees paid directly from your investment): None.

| Annual Fund Operating Expenses* (expenses that you pay each year as a percentage of the value of your investment). | Administrative | Service | Institutional | Select | Premier |
|---|---|---|---|---|---|
| Management Fees | 0.05% | 0.05% | 0.05% | 0.05% | 0.05% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 0.25% | — | — | 0.50% |
| Other Expenses | 0.39% | 0.39% | 0.39% | 0.39% | 0.39% |
| Shareholder Servicing Fees | 0.25% | 0.25% | 0.25% | 0.25% | 0.25% |
| **Total Annual Fund Operating Expenses** | **0.69%** | **0.69%** | **0.44%** | **0.44%** | **0.94%** |
| Less Fee Waivers‡ | 0.00% | -0.30% | -0.17% | -0.25% | -0.70% |
| **Total Annual Fund Operating Expenses After Fee Waivers** | **0.69%** | **0.39%** | **0.27%** | **0.19%** | **0.24%** |

* Annual Fund Operating Expenses are estimates due to a reduction in Management Fees and associated removal of Management Fee Waivers.

‡ Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled paid by Select and Premier Shares, 0.15% paid by Service Shares and 0.17% paid by Institutional Shares. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. The Distributor has contractually agreed to waive 0.45% of the Distribution/Service (12b-1) Fee paid by the Premier Class and 0.15% of such Fee paid by the Service Class. Contractual waivers are in place for the period through December 31, 2017 and may only be terminated or modified with the approval of the Fund's Board of Trustees.

## Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Administrative Shares | $70 | $221 | $384 | $859 |
| Service Shares | $40 | $191 | $354 | $830 |
| Institutional Shares | $28 | $124 | $229 | $538 |
| Select Shares | $19 | $116 | $221 | $530 |
| Premier Shares | $25 | $230 | $452 | $1,090 |

Government Securities Money Market Fund

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

**Shareholder Fees** (fees paid directly from your investment): None.

| **Annual Fund Operating Expenses*** (expenses that you pay each year as a percentage of the value of your investment). | Administrative | Institutional | Select | Premier |
|---|---|---|---|---|
| Management Fees | 0.05% | 0.05% | 0.05% | 0.05% |
| Distribution and/or Service (12b-1) Fees | 0.25% | — | — | 0.50% |
| Other Expenses | 0.40% | 0.40% | 0.40% | 0.40% |
| Shareholder Servicing Fees | 0.25% | 0.25% | 0.25% | 0.25% |
| **Total Annual Fund Operating Expenses** | **0.70%** | **0.45%** | **0.45%** | **0.95%** |
| Less Fee Waivers‡ | -0.13% | -0.17% | -0.25% | -0.70% |
| **Total Annual Fund Operating Expenses After Fee Waivers** | **0.57%** | **0.28%** | **0.20%** | **0.25%** |

* Annual Fund Operating Expenses are estimates due to a reduction in Management Fees and associated removal of Management Fee Waivers.

‡ Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled paid by Select and Premier Shares and 0.17% paid by Institutional Shares. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. The Distributor has contractually agreed to waive 0.45% of the Distribution/Service (12b-1) Fee paid by the Premier Class and 0.13% paid by the Administrative Class. Contractual waivers are in place for the period through December 31, 2017 and may only be terminated or modified with the approval of the Fund's Board of Trustees.

## Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Administrative Shares | $58 | $211 | $377 | $858 |
| Institutional Shares | $29 | $127 | $235 | $550 |
| Select Shares | $20 | $119 | $227 | $543 |
| Premier Shares | $26 | $233 | $457 | $1,102 |

Limited Duration Fund

  Moderate Duration Fund

 Bond Fund

  Intermediate Tax Free Bond Fund

  Active Core Fund

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest or agree to invest in the future, at least $200,000 in Cavanal Hill Funds. More information about these and other discounts is available from your financial professional and in the section "Initial Sales Charge (Bond and Equity Funds, Class A Only)" and "Contingent Deferred Sales Charge (CDSC-Class A and C Only)" on page 47 in the prospectus and in the section "Additional Purchase and Redemption Information" on page 34 of the statement of additional information.

| **Shareholder Fees** (fees paid directly from your investment) | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) imposed on Purchases (as a percentage of offering price) | 3.50% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds) | 1.00%* | 1.00%* | None | None |

| **Annual Fund Operating Expenses**** (expenses that you pay each year as a percentage of the value of your investment). | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Management Fees | 0.35% | 0.35% | 0.35% | 0.35% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | — |
| Other Expenses | 0.38% | 0.53% | 0.53% | 0.53% |
| Shareholder Servicing Fees | 0.10% | 0.25% | 0.25% | 0.25% |
| Acquired Fund Fees and Expenses | 0.06% | 0.06% | 0.06% | 0.06% |
| **Total Annual Fund Operating Expenses** | **1.04%** | **1.94%** | **1.19%** | **0.94%** |
| Less Fee Waivers‡ | -0.10% | -0.25% | -0.25% | -0.25% |
| **Total Annual Fund Operating Expenses After Fee Waivers** | **0.94%** | **1.69%** | **0.94%** | **0.69%** |

* Class A shares are available with no front-end sales charge on investments of $200,000 or more. There is, however, a contingent deferred sales charge (CDSC) of up to 1.00% on any Class A Shares upon which a dealer concession was paid that are sold within one year of purchase. In addition, while Class C Shares are offered at NAV, without any initial sales charge, a CDSC of up to 1.00% may be charged on any Class C Shares upon which a dealer concession has been paid that are sold within one year of purchase.

** Annual Fund Operating Expenses are estimates due to a reduction in Management Fees and associated removal of Management Fee Waivers.

‡ Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. Contractual waivers are in place for the period through December 31, 2017 and may only be terminated or modified with the approval of the Fund's Board of Trustees.

   Mid Cap Core Equity Fund

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest or agree to invest in the future, at least $200,000 in Cavanal Hill Funds. More information about these and other discounts is available from your financial professional and in the section "Initial Sales Charge (Bond and Equity Funds, Class A Only)" and "Contingent Deferred Sales Charge (CDSC-Class A and C Only)" on page 47 in the prospectus and in the section "Additional Purchase and Redemption Information" on page 34 of the statement of additional information.

| **Shareholder Fees** (fees paid directly from your investment) | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) imposed on Purchases (as a percentage of offering price) | 3.50% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds) | 1.00%* | 1.00%* | None | None |

| **Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment). | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Management Fees | 0.55% | 0.55% | 0.55% | 0.55% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | — |
| Other Expenses** | 0.39% | 0.54% | 0.54% | 0.54% |
| Shareholder Servicing Fees | 0.10% | 0.25% | 0.25% | 0.25% |
| **Total Annual Fund Operating Expenses** | **1.19%** | **2.09%** | **1.34%** | **1.09%** |
| Less Fee Waivers† | -0.13% | -0.28% | -0.28% | -0.28% |
| **Total Annual Fund Operating Expenses After Fee Waivers** | **1.06%** | **1.81%** | **1.06%** | **0.81%** |

* Class A shares are available with no front-end sales charge on investments of $200,000 or more. There is, however, a contingent deferred sales charge (CDSC) of up to 1.00% on any Class A Shares upon which a dealer concession was paid that are sold within one year of purchase. In addition, while Class C Shares are offered at NAV, without any initial sales charge, a CDSC of up to 1.00% may be charged on any Class C Shares upon which a dealer concession has been paid that are sold within one year of purchase.

** Other expenses are based on estimated amounts for the Fund's first fiscal year.

‡ The Adviser has contractually agreed to waive fees payable to it or reimburse certain expenses so that expenses (other than extraordinary expenses and Acquired Fund Fees and Expenses) for each Class do not exceed 0.81%, plus class-specific fees until December 31, 2017. Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. Contractual waivers are in place for the period through December 31, 2017 and may only be terminated or modified with the approval of the Fund's Board of Trustees.

Multi Cap Equity Fund

  Opportunistic Fund

  World Energy Fund

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest or agree to invest in the future, at least $200,000 in Cavanal Hill Funds. More information on these and other discounts is available from your financial professional and in the section "Initial Sales Charge (Bond and Equity Funds, Class A Only)" and "Contingent Deferred Sales Charge (CDSC-Class A and C Only)" on page 47 in the prospectus and in the section "Additional Purchase and Redemption Information" on page 34 of the statement of additional information.

| **Shareholder Fees** (fees paid directly from your investment) | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) imposed on Purchases (as a percentage of offering price) | 3.50% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds) | 1.00%* | 1.00%* | None | None |

| **Annual Fund Operating Expenses**** (expenses that you pay each year as a percentage of the value of your investment). | A Shares | C Shares | Investor Shares | Institutional Shares |
|---|---|---|---|---|
| Management Fees | 0.60% | 0.60% | 0.60% | 0.60% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | — |
| Other Expenses | 0.45% | 0.60% | 0.60% | 0.60% |
| Shareholder Servicing Fees | 0.10% | 0.25% | 0.25% | 0.25% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| **Total Annual Fund Operating Expenses** | **1.30%** | **2.20%** | **1.45%** | **1.20%** |
| Less Fee Waivers‡ | -0.10% | -0.25% | -0.25% | -0.25% |
| **Total Annual Fund Operating Expenses After Fee Waivers** | **1.20%** | **1.95%** | **1.20%** | **0.95%** |

* Class A shares are available with no front-end sales charge on investments of $200,000 or more. There is, however, a contingent deferred sales charge (CDSC) of up to 1.00% on any Class A Shares upon which a dealer concession was paid that are sold within one year of purchase. In addition, while Class C Shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C Shares upon which a dealer concession has been paid that are sold within one year of purchase.

** Annual Fund Operating Expenses are estimates due to a reduction in Management Fees and associated removal of Management Fee Waivers.

‡ Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. Contractual waivers are in place for the period through December 31, 2017 and may only be terminated or modified with the approval of the Fund's Board of Trustees.